Nexa Meets 2021 Production and Sales Guidance, and Announces 4Q21 and 2021 Operational Results

Luxembourg, February 03, 2022 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE: NEXA) is pleased to announce operational results for the three- and twelve-month periods ended December 31, 2021. The figures contained in this report are considered preliminary and are unaudited. The financial results for the fourth quarter and fiscal year 2021 will be published on Tuesday, February 15, 2022 (after trading hours).

Nexa has previously published its guidance with operational data but as previously informed, given the heavy rainfall levels in the state of Minas Gerais, Vazante’s monthly production is under review and the Company will provide production and metal sales guidance for the three-year period 2022-2024 with its financial results. Cash cost, capital expenditures, and other operating expenses guidance for 2022 will also be provided on that date.

CEO Message – Ignacio Rosado:

“In 2021, we were able to safely operate and overcome operational setbacks as well as the ongoing challenges imposed by COVID-19 and inflationary cost pressures across our supply chain, achieving our annual guidance.

Given the potential of new COVID-19 variants, we anticipate that operating conditions will remain challenging. However, our strong COVID protocols and our solid organizational culture have assisted us in navigating these unprecedented times, and we believe we will continue delivering safety, operational performance, and sustainable and solid cash flow results.”

2021 Operational Highlights:

Metal contained (in concentrate)		2021	Guidance 2021

Zinc	kt	320	310	-	342
Cerro Lindo		102	104	-	112
El Porvenir		51	50	-	60
Atacocha		9	8	-	10
Vazante		140	130	-	140
Morro Agudo		17	18	-	20

Copper	kt	30	26	-	29
Cerro Lindo		29	26	-	29
El Porvenir		0.5	0.4	-	0.4

Lead	kt	46	42	-	49
Cerro Lindo		13	13	-	14
El Porvenir		18	15	-	18
Atacocha		9	9	-	10
Vazante		1.6	1.0	-	1.5
Morro Agudo		4.7	4.3	-	5.0

Silver	koz	8,808	8,531	-	9,317
Cerro Lindo		3,814	3,655	-	3,808
El Porvenir		3,467	3,469	-	3,873
Atacocha		1,027	1,061	-	1,241
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Vazante	501	345	-	395

Smelting sales		2021	Guidance 2021
Metal	kt	619	615	-	635
Zinc metal		578	580	-	596
Zinc oxide		41	25	-	30
▪	Metal sales of 619kt in 2021 achieved guidance and were 6% higher year-over-year due to solid global demand and the recovery in our home markets.
▪	2021 mining production guidance was achieved in all metals. Zinc production of 320kt was in the guidance range and 2% higher than in 2020. Lead and silver production were close to the midpoint of the guidance range and increased by 20% and 29%, respectively, year-over-year. Copper production of 30kt achieved the upper end of the annual guidance and increased by 5% over the previous year.
▪	Zinc production of 81kt in 4Q21 decreased by 12% year-over-year due to lower production in Cerro Lindo, Vazante and Morro Agudo mines. Copper production of 7kt followed the same trend and decreased 1.5kt from 4Q20. Lead production of 13kt increased by 2%, positively affected by El Porvenir and Morro Agudo mines. Silver production of 2,311oz was 8% higher than in 4Q20 due to the performance of El Porvenir and Vazante mines.
▪	Metal sales volume of 158kt in 4Q21 was 2% down than in 4Q20 due to lower production.

2021 Cash Cost Highlights:

Cash cost (US$/lb)	2021	2021 Guidance

Mining Cash Cost (1)	0.21	0.23
Cerro Lindo	(0.24)	(0.29)
El Porvenir	0.40	0.52
Atacocha	(0.19)	(0.39)
Vazante	0.41	0.47
Morro Agudo	0.84	0.79

Smelting Cash Cost (2)	1.13	1.14
Cajamarquilla	1.16	1.17
Três Marias	1.11	1.10
Juiz de Fora	1.03	1.09

(1) C1 weighted mining cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2) C1 weighted smelting cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Mining C1 cash costs of US$0.21/lb in 2021 were 7% lower than the 2021 guidance, positively affected by higher by-product credits and lower TCs.
▪	Smelting C1 cash costs of US$1.13/lb in 2021 were slightly below our 2021 guidance.

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2021 Operational Results

Mining segment

Metal Contained (in concentrate)		4Q21	4Q20	2021	2020

Zinc	kt	81	92	320	313
Cerro Lindo		25	35	102	95
El Porvenir		13	10	51	35
Atacocha		2.8	2.7	9	10
Vazante		36	38	140	148
Morro Agudo		4.7	6.5	17	25

Copper	kt	7	9	30	28
Cerro Lindo		6.9	8.4	29	28
El Porvenir		0.1	0.1	0.5	0.3

Lead	kt	13	13	46	38
Cerro Lindo		3.2	5.1	13	12
El Porvenir		5.1	3.2	18	11
Atacocha		2.6	2.8	9	10
Vazante		0.4	0.5	1.6	1.3
Morro Agudo		1.5	0.9	4.7	4.0

Silver	koz	2,311	2,131	8,808	6,826
Cerro Lindo		940	1,024	3,814	2,939
El Porvenir		949	664	3,467	2,315
Atacocha		290	325	1,027	1,185
Vazante		132	118	501	384

In 4Q21, treated ore volume was 3,117kt, down 1% compared to the same quarter a year ago. The increase in El Porvenir (+24%) and Atacocha (+14%) was partially offset by the decreases in Cerro Lindo (-7%), Vazante (-4%) and Morro Agudo (-18%) mines.

Zinc equivalent production was 137kt in 4Q21, 8% lower compared to 4Q20 and 1% higher from 3Q21. The average zinc grade decreased by 29bps to 2.99%. Copper followed the same trend and decreased by 5bps to 0.29%. Lead and silver head grades increased by 2bps and 4%, to 0.56% and 0.98oz/t, respectively.

In 2021, treated ore volume totaled 12,330kt, an increase of 14% compared to last year, which was impacted by the COVID-19 related mandatory measures in our Peruvian operations during the first semester, which compensated for lower zinc grades (down 30bps to 2.98%). Therefore, zinc production totaled 320kt, 2% higher than in 2020 (313kt). Copper and lead production followed the upward trend and increased by 5% and 20% to 30kt and 46kt, respectively. Silver production of 8,808koz was also higher, up 29% over 2020.

▪	Cerro Lindo: Zinc production of 102kt in 2021 was up 7% year-over-year, primarily driven by the 16% increase in treated ore volume, which compensated for lower average zinc head grade (down 14bps to 1.79%). Copper, lead and silver production also increased to 29kt (+5%), 13kt (+11%) and 3,814koz (+30%), respectively.
▪	El Porvenir: Zinc production was 51kt in 2021, an increase of 47% versus 2020 due to higher treated ore volume. Zinc average grade was 2.83% (up 19bps over 2020). Lead and silver production followed the same trend and increased by 63% and 50%, to 18kt and 3,467koz, respectively.
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▪	Atacocha: In 2021, zinc production of 9kt was down 1.1kt compared to last year mainly driven by the decision to not resume the higher-cost underground mining activities and to operate only the San Gerardo open pit mine. Average zinc grade was 0.88% compared to 1.20% in 2020 as the open pit average grade is lower than the underground.
▪	Vazante: Zinc production in 2021 was 140kt, down 5% compared to 2020, as a result of the temporary suspension of Extremo Norte orebodies production with higher zinc average grade. Zinc average grade was 9.98% compared to 10.43% in 2020.
▪	Morro Agudo: In 2021, zinc production of 17kt decreased 7.9kt compared to 2020 driven by lower treated ore volume (-17%) and zinc average grade (down 36bps to 2.41%) as the higher-grade Ambrósia open pit reached the end of its mine life and was then suspended in 4Q20 and lower grades are expected in the underground mine plan.

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Smelting segment

In 4Q21, total production was 154kt, down 4% from the same quarter a year ago but 8% higher compared to 3Q21, driven by increased production in the Cajamarquilla and Juiz de Fora smelters. Total sales amounted to 158kt, down 2% year-over-year following lower production. Compared to 3Q21, total sales increased by 2%.

In 2021, total production was 608kt, up 3% from 2020 primarily driven by increased production in the Cajamarquilla smelter (+7%), which was required to reduce production according to measures announced by the Peruvian government to control the spread of COVID-19 in from mid-March 2020 to mid-May 2020.

Metal sales followed the same trend and amounted to 619kt in 2021, 6% higher year-over-year. Zinc metal sales volume of 578kt in 2021 was 5% higher versus 2020 primarily driven by the increase in production in the Cajamarquilla and the resale of metal from third parties of 16kt.

Smelting sales		4Q21	4Q20	2021	2020

Zinc metal	kt	148	151	578	551
Cajamarquilla		89	87	333	303
Três Marias		38	43	164	169
Juiz de Fora		21	21	81	79

Zinc oxide	kt	10	11	41	35
Três Marias		10	11	41	35

Metal Sales	kt	158	162	619	585
▪	Peru: Cajamarquilla metal sales were 89kt in 4Q21, up 2% year-over-year. Compared to 3Q21, sales were 11% higher following the increase in production, which was affected by planned and unplanned maintenance shutdowns in the period.

In 2021, production increased by 7% to 328kt, while metal sales reached 333kt, 10% higher than 2020 supported by the strong market demand.

▪	Brazil: In 4Q21, smelter production amounted to 70kt, down 4% compared to 4Q20 due lower calcine availability and roaster maintenance in the period. Total sales volume (zinc metal + zinc oxide) decreased by 7% to 69kt following lower production.

In 2021, smelter production was 279kt, down 1% over prior year, while total sales volume of 285kt increased by 1%.

In 4Q21, Três Marias smelter production of 48kt was down 5% compared to 4Q20 due to roaster maintenance and lower supply from Vazante mine. Total sales volume followed the same trend and decreased to 48kt from 53kt a year ago. In 2021, production amounted to 198kt, down 2% from 2020, while total sales volume increased by 0.4% to 205kt.

Juiz de Fora metal sales were 21kt in 4Q21, down 1% from 4Q20, while production decreased by 2% to 21kt. In 2021, production and sales increased by 2% and 3% both to 81kt from a year ago.

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UPCOMING EVENT | EARNINGS CONFERENCE CALL

The financial results for the fourth quarter and full fiscal year of 2021 will be published on Tuesday, February 15, 2022, after trading hours. Nexa will also provide production and metal sales guidance for the three-year period 2022-2024, as well as cash cost, capital expenditures and other operating expenses guidance for 2022.

Nexa will host a conference call to discuss the results and guidance update on Wednesday, February 16, 2022.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2021 and also one of the top five metallic zinc producers worldwide in 2021, according to Wood Mackenzie.

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresources.com

+55 11 94473-1388

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Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after by-product credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Technical Information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Press Release. Please note that the production included in this Press Release based on our mineral reserves were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine

Cautionary Statement on Forward-Looking Statements

This Press Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

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These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR) (www.sec.gov).

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